La Perla Puerto Rican Cuisine
Profit and Loss
January - December 2019

	Total
Income	
Catering Sales	7,794.34
Clover Sales	
Food Sales	402,105.22
Refunds	-3,980.07
Total Clover Sales	$ 398,125.15
Third-Party App Sales	
Caviar	7,056.98
GrubHub	2,637.17
Uber Eats	3,062.41
Total Third-Party App Sales	$ 12,756.56
Total Income	$ 418,676.05
Cost of Goods Sold	
Delivery - COS	334.51
Food Purchases	109,929.66
Merchant Account Fees	7,424.96
Payroll Expenses	
1099 workers	16,628.42
401k	71.28
California Unemployment/Emp Training Tax	853.68
FUTA	146.36
Kitchen Wages (Other)	43,038.76
Payroll Service Fee	4,148.28
Payroll Tax	3,664.83
Payroll Wages	47,997.67
Total Payroll Expenses	$ 116,549.28
Restaurant Supplies	17,852.61
Total Cost of Goods Sold	$ 252,091.02
Gross Profit	$ 166,585.03
Expenses	
Advertising and Promotion	2,467.30
Automobile Expense	11,817.23
Bank Service Charges	786.13
Business Licenses and Permits	201.95
Cash Over and Short	0.00
Dues and Subscriptions	1,084.30
Equipment Rental	785.73
Fuel	2,564.22
Insurance Expense	303.18

General Liability Insurance		1,232.02
Total Insurance Expense	**$**	**1,535.20**
Janitorial Expense		25,059.82
Knight Loan Repymt 9/20/18		2,625.42
Meals and Entertainment		2,724.32
Office Supplies		2,173.83
Parking		116.10
Professional Fees		5,728.11
Rent Expense		56,876.02
Repairs and Maintenance		2,289.93
Telephone Expense		5,449.59
Travel Expense		2,147.53
Utilities		965.80
Vehicle Rental		100.00
Total Expenses	**$**	**127,498.53**
Net Operating Income	**$**	**39,086.50**
Other Income		
Interest Income		0.02
Other Income		14,375.16
Total Other Income	**$**	**14,375.18**
Other Expenses		
Interest Expense		4,690.26
Miscellaneous Expense		-1,365.44
Total Other Expenses	**$**	**3,324.82**
Net Other Income	**$**	**11,050.36**
Net Income	**$**	**50,136.86**